UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-38032

Ardagh Group S.A.
(Name of Registrant)

56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit Number	Description
99.1	Press release on earnings dated April 27, 2017
99.2	Quarterly Report for the three months ended March 31, 2017
99.3	Press release on dividend declaration dated April 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 27, 2017

Ardagh Group S.A.

By:	/s/	DAVID MATTHEWS
Name:		David Matthews
Title:		Chief Financial Officer